SNOW LAKE RESOURCES LTD.

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

August 17, 2021

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E. Washington, D.C. 20549

Attention: Kevin Dougherty and Loan Lauren Nguyen

Re:	Snow Lake Resources Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed July 30, 2021
File No. 333-254755

Ladies and Gentlemen:

We hereby submit the responses of Snow Lake Resources Ltd. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 16, 2021, providing the Staff’s comment with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1 filed on July 30, 2021. Concurrently with the submission of this letter, the Company is submitting its Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Form F-1 filed on July 30, 2021

Financial Statements, page F-1

1.	We note your filing includes audited financial statements that are older than 12 months. Since it appears this represents an IPO for your common shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to instruction 2 to Item 8.A.4.

RESPONSE: In response to the Staff’s comments, we have attached as an exhibit 99.4 to the Amendment No. 3 a request for a waiver of the requirements of Form 20-F, Item 8.A.4, and we attach, for your convenience, a copy of this exhibit 99.4 letter as an exhibit to this response letter.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (519) 909-8745 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

SNOW LAKE RESOURCES LTD.

	By:	/s/ Philip Gross
	Name:	Philip Gross
	Title:	Chief Executive Officer and Director

cc: Louis A. Bevilacqua, Esq.

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